February 26, 2013

John Ellison, Jr.
Alan M. Grossberg
Russell Seheult
c/o Ultrastar Cinemas
1060 Joshua Way
Vista, California 92081

Re: Final Purchase Price Adiustments

Dear Gentlemen:

Reference is made to the letter agreement among us, dated December 13,2012 (the "December 13 Letter"), in which we agreed to a procedure to resolve certain issues relating to specified items that could affect the purchase prices paid for Purchased Assets that we acquired from Sellers pursuant to the respective Asset Purchase Agreements, dated December 11,2012 (the "Agreements"). All capitalized terms herein shall have the meanings ascribed to them in the Agreements unless specifically defined herein.

In accordance with the December 13 Letter, we have continued to confer regarding the possible impact of certain items on the purchase prices for one or more of the Sellers, including insurance premiums, advertising add backs and film rent expense. In addition, we have identified the percentage rent provisions under the lease for the Mission Marketplace theater as another item that might require further purchase price adjustments. As a result of such efforts, we have reached the following understandings regarding the final adjustments that should be made to the respective purchase prices payable to each Seller.

1.
Insurance: The reduction in the number of shares of Buyer Manager's Class A common stock, par value $.01 (the "Shares"), deliverable to Sellers with respect to an insurance premium adjustment referred to in the December 13 Letter should be modified, because Buyers have been able to obtain the requisite insurance at aggregate premiums that are substantially less than the $200,000 forecasted at the time of the December 13 Letter. Based upon the actual premiums to be incurred, we have agreed that Sellers are entitled to an aggregate of an additional 166,495 Shares.

Digital Cinema Destinations Corp.        250 East Broad Street, Westfield, NJ 07090        Telephone: (908) 396-1360
www.digiplexdest.com

2.
Advertising Add Backs: We have agreed that, in the aggregate, 50% of the $155,717.41 in advertising add backs referred to in the December 13 Letter should be included in the pertinent calculations of the adjusted pro forma theater level cash flow ("TLCF") of each Seller. Accordingly, we have agreed that an aggregate of an additional 70,781 Shares should be issued to Sellers.

3.
Film Rent Expense: We have agreed after further analysis that of the $133,711 of film rent expense that was identified in the December 13 Letter, only $63,354 should be recognized as expenses in calculating TLCF. As a result, we have agreed that an aggregate of 63,961 additional Shares should be issued to Sellers.

4.
Mission Marketplace Percentage Rent: We have agreed that TLCF for the Mission Marketplace theater should be reduced by $31,700 to reflect the impact of the lease extension amendments on the manner in which percentage rent will be calculated at such theater in the future. As a result, we have further agreed that the number of Shares deliverable to Mission Market Cinemas, Inc. should be reduced by 28,818 Shares. In addition, we will cause an additional $30,840.86 to be deposited in escrow with Gary King & Associates. Such amount represents the portion of post-Closing rent adjustments that has been withheld pending confirmation of the parties' mutual beliefs that no percentage rent is payable for the operation of the Mission Marketplace theater in 2012. When such confirmation is obtained, the escrowed sum will be released to Seller.

In summary, the various mutual agreements and understandings set forth above will result in the issuance to Sellers of an aggregate of an additional 272,419 Shares in the manner and in the respective amounts set forth on Exhibit A hereto.

If the foregoing accurately reflects our agreements and understandings with respect to the final purchase price adjustments to be made under the Agreements with respect to the respective purchase prices payable to each Seller, please indicate your agreement by signing in the appropriate spaces indicated below.

Very truly yours, Digital CInema Destinations Corp.

By	/s/ A. Dale Mayo
A. Dale Mayo, Chief Executive Officer

(Additional signatures appear on the following page)

Accepted and Agreed: Mission
Market Cinemas, Inc.
Apple Valley Cinemas, Inc.
UltraStar Poway Creekside Plaza, Inc.
UltraStar Galaxy, Inc.
Desert Cinemas, Inc.
Temecula Cinema Group, Inc.
San Diego Cinemas, Inc.

By:

___________________________________
John Ellison, Jr.
In his representative capacity

___________________________________
Alan M. Grossberg

___________________________________
John Ellison, Jr.

___________________________________
Russell Seheult

Exhibit A

Seller	Number of Share in	Number of Shares	Number of
	Asset Purchase	Delivered at	Shares Delivered
	Agreement	Closing	Post Closing
Mission Market Cinemas, Inc.	60,965	34,308	11,120
Apple Valley Cinemas, Inc.	61,185	34,432	45,041
Ultrastar Poway Creekside Plaza, Inc.	71,675	40,335	52,786
Ultrastar Galaxy, Inc.	18,913	10,643	13,931
Desert Cinemas, Inc.	197,163	110,954	145,192
Temecula Cinema Group, Inc.	5,922	3,333	4,349
San Diego Cinemas, Inc.	381,198	381,198	0
Totals	797,021	615,203	272,419

Final Total Number of Shares Delivered:	615,203 (At Closing)

	272,419 (Post Closing)

	887,622